SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of February, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO
FINANCIAL RESTRUCTURING CONCLUDED


Durango, Durango, Mexico - Corporacion Durango, S.A. de C.V. (BMV:CODUSA), announced that all agreements regarding its financial restructuring have been signed and executed yesterday. This substantially strengthens the companys financial structure and fortifies its leadership as the largest papermaker in Mexico.

Miguel Rincon, Chairman and C.E.O. of Corporacion Durango, commented:
We are gratified that our lenders showed confidence in our financial strategy and business plan; They have worked with the company in effecting an efficient financial reengineering, which it can be summarized as follows.

Successful consensual restructuring

Competitive and sustainable new capital structure achieved

Substantial debt reduction of approximately  40%

Debt reduction of US$402 million

The company covered 100% of its obligation through debt notes, equity and cash

A portion of the debt has been exchanged by 17% of equity
Interest rate reduction to 6.9% annual

Financial cost reduction of 61%

Savings of approximately $560 million in financial cost / next
8 years

Extended new 8 years debt maturity profile through 2012

Broader financial flexibility

Rincon Family  controls approximately  80% ownership of the Company

Establishes a new mark in efficient corporate restructurings

Significantly strengthens Durangos financial reputation

The year 2004 will be remembered as the time in which Corporacion Durango built new, and more solid, fundamentals and became a more competitive company in its operations, in its financial structure, and in its strategic vision, which, coupled with the industrys recovery underway, will allow us to continue creating value to our customer people and shareholders, concluded Miguel Rincon.




This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; and their ability to attract and retain customers.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.



CONTACTOS



Corporacion Durango, S.A. de C.V.

Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

Miguel Antonio R.
+52 (618) 829 1070
rinconma@corpdgo.com.mx

The Global Consulting Group
Kevin Kirkeby
(646) 284-9416
kkirkeby@hfgcg.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 24, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer